Exhibit 8.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Incorporation	Name under which it does business
Global Environmental Energy Corp.	Delaware	Same

Sahara Petroleum Exploration Corp.	Bahamas	Same

Biosphere Development Corp.	Bahamas	Same